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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                          Herbalife International, Inc.
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                                (Name of Issuer)


                  Class A Common Stock $.01 Par Value Per Share
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                         (Title of Class of Securities)


                                    426908208
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                                 (CUSIP Number)


              Conrad Lee Klein, Christopher Pair and John Reynolds,
                   Co-Trustees of the Mark Hughes Family Trust
                       c/o Herbalife International, Inc.
                             1800 Century Park East
                           Century City, CA 90067-1501
                                 (310) 410-9600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 6, 2000
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


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     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                CUSIP No. 426908208                          13D
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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Mark Hughes Family Trust
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)      [_]
         (b)      [_]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         N/A
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e) [_]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

              California
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7        SOLE VOTING POWER

         6,395,999
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8        SHARED VOTING POWER

         0
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9        SOLE DISPOSITIVE POWER

         6,395,999
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10       SHARED DISPOSITIVE POWER

         0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,395,999
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         58.13
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14   TYPE OF REPORTING PERSON*

     OO

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Item 2.  Identity and Background

     Item 2 of the initial Schedule 13D filed by the Reporting Person, event date May 21, 2000 (the "Initial Schedule 13D"), is restated in its entirety as follows:

     This Statement is filed by the Mark Hughes Family Trust (the "Trust"). The trustees of the Trust (each of whom shall be referred to as a "Co-Trustee" and collectively as the "Co-Trustees") are Messrs. Christopher Pair, Conrad Lee Klein and John Reynolds. The Trust is a trust organized under the laws of the State of California. Currently, the only trustees of the Trust are the Co-Trustees. The address of the Trust is c/o Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501. Information concerning the Co-Trustees is set forth below:

     (a)  Christopher Pair
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c) President, Chief Executive Officer, Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States


     (a)  Conrad Lee Klein
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c) Executive Vice President, Chief Business Affairs Officer, Herbalife International, Inc., 1800 Century Park East, Century City, CA 90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States


     (a)  John Reynolds
     (b) c/o Herbalife International, Inc.,1800 Century Park East, Century City, CA 90067-1501
     (c)  Chairman of the Board, Herbalife
          International, Inc., 1800 Century Park East, Century City, CA
          90067-1501
     (d)  No reportable events
     (e)  No reportable events
     (f)  United States



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Item 4.  Purpose of Transaction.

Item 4 of the Initial Schedule 13D is restated in its entirety as follows:


(a)  None
(b)  None
(c)  None
(d) The Trust does not have any current plans to seek to change the present board of directors or management of the Issuer, or any plans or proposals to change the number or term of directors or to fill any existing vacancies, except that the Trust is aware that Mr. Hughes' death created a vacancy on the Issuer's board of directors which was filled on June 6, 2000 by the appointment of Mr. Klein to the board of directors and that Mr. Reynolds was elected to the Issuer's board at the Issuer's Annual Meeting of Shareholders, held July 27, 2000. In addition, on June 6, 2000 the Issuer's board of directors appointed Mr. Pair as the Issuer's President and Chief Executive Officer. Mr. Klein is the Executive Vice President, Chief Business Affairs Officer of the Issuer. On July 27, 2000, the board of directors named Mr. Reynolds Chairman of the Board.
(e)  None
(f)  None
(g)  None
(h)  None
(i)  None
(j)  None

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 1, 2000
                                         Mark Hughes Family Trust

                                         By the Co-Trustees:

                                         /s/ Christopher Pair
                                         -----------------------------
                                         Christopher Pair


                                         /s/ Conrad Klein
                                         -----------------------------
                                         Conrad Klein


                                         /s/ John Reynolds
                                         -----------------------------
                                         John Reynolds


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).